UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

GOLD RESERVE INC.
(Name of Subject Company)
GOLD RESERVE INC.
(Name of Person(s) Filing Statement)

Class A Common Shares
Equity Units
Class A Common Share Purchase Rights
(Title of Class of Securities)
38068N108 (Class A Common Shares)
(CUSIP Number of Class of Securities)

Rockne J. Timm
Gold Reserve Inc.
926 West Sprague Ave.
Suite 200
Spokane, WA 99201
(509) 623-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With Copies To:

Charles L.K. Higgins Fasken Martineau DuMolin LLP Toronto Dominion Centre 66 Wellington St. W., #4200 Toronto, ON M5K 1N6 (416) 865-4392	Jonathan B. Newton Baker & McKenzie LLP Pennzoil Place, South Tower 711 Louisiana St., Suite 3400 Houston, TX 77002 (713) 427-5000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Gold Reserve Inc. (“Gold Reserve”) with the Securities and Exchange Commission on December 30, 2008 (as amended, the “Statement”). The purpose of this amendment is to amend and supplement Item 9 — Exhibits by adding a new exhibit (a)(12). Except as otherwise indicated, the information set forth in the Statement remains unchanged.
Item 9. Exhibits
Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit
Number	Description
(a)(12)	Press release issued by Gold Reserve Inc. on January 14, 2009 (incorporated by reference to Gold Reserve Inc.’s Form 425 filed with the Commission on January 14, 2009)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 14, 2009

GOLD RESERVE INC.
By:	/s/ Robert A. McGuinness
	Name:	Robert A. McGuinness
	Title:	Vice President -- Finance & CFO